Presentation to the Board of Directors of Webco Industries, Inc. November 3, 2004 1201 Elm Street, Suite 3500 Dallas, Texas 75270 (214) 859-5800

Preface This report has been prepared by Southwest Securities, Inc. ("SWS") as part of a presentation being made in support of our opinion as to the fairness of the terms of the proposed transaction described herein from a financial point of view. The material in this report and our analyses contained herein are confidential and are for the use of the Board of Directors (and Special Committee thereof) of Webco Industries, Inc. ("Webco" or the "Company") and its advisors only. Any publication or use of this material or the analyses contained herein without the express written consent of SWS is strictly prohibited. Among the activities conducted in the course of our engagement as financial advisor, SWS received and reviewed business and financial information of the Company as developed by the Company and held discussions with the management of the Company regarding this information. In connection with the analysis contained herein, we have not independently verified any such information and have relied on all such information as being complete and accurate in all material respects. In addition, we have not obtained any independent appraisal of the assets of the Company. Several analytical methodologies have been employed herein and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows. Our only opinion is the formal written opinion we are providing as to the fairness of the proposed transaction from a financial point of view. The opinion, the analyses contained herein and all conclusions drawn from such analyses are necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of this report.

Table of Contents Section Executive Summary ............................................................................................ One Overview of Webco Industries, Inc............................................................................ Two Valuation Methodology Overview ..................... ...................................................... Three Analysis of Comparable Public Companies .................................................................. Four Comparable Transaction Analysis ............................................................................. Five Discounted Cash Flow Analysis ................................................................................. Six Valuation Summary .............................................................................................. Seven

Executive Summary ?

Executive Summary The Company plans to adopt an amendment to its certificate of incorporation that will effect a reverse stock split in which all holders of less than one share will receive, in lieu of fractional shares, $6.50 in cash per pre- reverse split share. Immediately following the reverse split the Company will effect a forward split in which all holders of fractional shares will receive, in lieu of fractional shares, $6.50 in cash per pre-reverse split share. As a consequence of the stock splits, the Company will have fewer than 300 shareholders and plans to terminate its SEC reporting obligations and AMEX listing. The Company has requested our opinion that the price to be paid for these fractional shares is fair, from a financial point of view, to the unaffiliated shareholders receiving cash in lieu of fractional shares. Our opinion and presentation are necessarily based upon market, economic, and other conditions that exist and can be evaluated as of November 3, 2004.

Overview of Webco Industries, Inc. ?

Overview of Webco Industries, Inc. Webco Industries, Inc. manufactures and distributes high-quality carbon steel, stainless steel, and other metal tubular products. Webco's tubing products consist primarily of pressure tubing and specialty tubing products, utilized in heat exchanger, boiler, and piping applications, instruments for the petrochemical industry, hydraulic cylinders, automotive components, appliances, heating and ventilation, and farm equipment. Source: Capital IQ

Valuation Methodology Overview ?

Valuation Methodology Overview Analysis of Comparable Public Companies Analyze the current trading multiples of selected companies that are similar to the Company and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range. This valuation methodology assumes that the subject company remains a going concern. Comparable Transaction Analysis Analyze the historical transaction multiples resulting from representative merger and acquisition transactions and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range for the Company. Transactions within primary SIC codes 3317, 3324, and 3312, with sales between $10 million and $500 million, and closed since 1999 were analyzed. Although these transactions do not provide a truly comparable means of valuation due to lack of similarity with the Webco transaction, these data were analyzed and are included as a measure of valuation. This valuation methodology assumes that the subject company remains a going concern. Discounted Cash Flow Analysis Discount the unlevered free cash flows accruing to the shareholders of the Company by the weighted average cost of capital to arrive at a range of theoretical total enterprise values of the Company given an assumed free cash flow stream and capital structure. This valuation methodology assumes that the subject company remains a going concern.

Alternative Valuation Methodologies Comparable company analysis Comparable transaction analysis Discounted cash flow analysis Liquidation/book value analysis Premiums paid analysis LBO analysis Methodology Selection Considerations The Company will remain a going concern No disposition or repurposing of assets No change of control SWS's fairness analysis did not include analysis of alternative investments or investment return expectations for shareholders Valuation Methodology Overview

Analysis of Comparable Public Companies ?

Analysis of Comparable Public Companies Methodology Analyze the current trading multiples of selected companies that are similar to the Company and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range for the Company. Company Selection SWS's comparable company universe was derived by analyzing the steel and tubular steel market. We selected 12 companies within this market with a total enterprise value between $44 million and $6.0 billion. Conclusions Based upon this analysis, SWS estimates a total enterprise value range of $77 million to $87 million for the Company.

Analysis of Comparable Public Companies Source: Capital IQ and SEC filings. (1) LTM = Last twelve months. (2) TEV = Total enterprise value (3) NI based on tax-affected, adjusted EBT. (4) Excludes high and low

Analysis of Comparable Public Companies Relative Price (%) 0 50 100 150 200 250 Oct '99 Feb '00 Jun '00 Oct '00 Feb '01 Jun '01 Oct '01 Feb '02 Jun '02 Oct '02 Feb '03 Jun '03 Oct '03 Feb '04 Jun '04 Webco Comp Set Index (price-weighted) Webco Industries Inc. (AMEX:WEB) S&P 500 Index (^NSX)

Analysis of Comparable Public Companies

Comparable Transaction Analysis ?

Comparable Transaction Analysis Methodology Analyze historical transactions resulting from representative merger and acquisition transactions and apply this analysis to the Company's appropriate financial measures to arrive at a valuation range for the Company. This valuation methodology assumes that the subject company remains a going concern. Company Selection M&A transactions within primary SIC codes 3317, 3324, and 3312, with sales between $10 million and $500 million, and occurring since 1999 were analyzed. Although these transactions do not provide a truly comparable means of valuation due to lack of similarity with the Company, these data were analyzed and are included as a measure of valuation. Conclusions Based upon this analysis, SWS estimates a total enterprise value range of $74 million to $86 million for the Company.

Comparable Transaction Analysis ($ in millions) Transaction Date Target Name Acquiror Name Value Sales EBIT EBITDA Sales EBIT EBITDA Dec-02 LTV Steel Tubular Business Maverick Tube Corp. 120.2 235.7 25.8 28.8 0.51x 4.7x 4.2x Oct-02 Wheeling Machine Products, Inc. Lone Star Technologies, Inc. 38.3 41.3 6.5 8.8 0.93x 5.9x 4.4x Sep-00 Prudential Steel, Ltd. Maverick Tube Corp. 442.2 143.1 7.5 11.7 3.09x 59.3x 37.7x Mar-00 Bellville Tube Corporation Lone Star Technologies, Inc. 14.5 9.2 1.5 2.6 1.57x 9.5x 5.6x Jan-00 Fintube Technologies, Inc. Lone Star Technologies, Inc. 103.6 61.3 8.4 11.2 1.69x 12.4x 9.3x Mean 1.6x 18.3x 12.2x Adjusted Mean (2) 1.4x 9.3x 6.4x Median 1.6x 9.5x 5.6x High 3.1x 59.3x 37.7x Low 0.5x 4.7x 4.2x Sources: SDC, Mergerstat, Capital IQ and Company filings with the SEC. (1) LTM = Last twelve months. (2) Adjusted mean excludes high and low. (3) Multiples at time of transaction. LTM (1) Transaction Value Multiples (4)

Comparable Transaction Analysis

Discounted Cash Flow Analysis ?

Discounted Cash Flow Analysis Methodology Discount the unlevered free cash flows accruing to the shareholders of the Company by the weighted average cost of capital to arrive at a range of theoretical total enterprise values of the Company given an assumed free cash flow stream and capital structure. The discounted cash flow analysis incorporates the Company's projected operating performance for the period beginning with FY2005 thru FY2008, including assumptions for revenue growth and operating margins. Conclusions Based upon this analysis, SWS estimates a total enterprise value range of $83 million to approximately $89 million for the Company.

Discounted Cash Flow Analysis Fiscal Year Ending July 31, ($ in thousands) 2005E 2006E 2007E 2008E 4 Net Sales $265,916 $228,545 $221,166 $226,550 Earnings Before Interest and Taxes (EBIT) 29,924 5,411 8,812 8,994 Taxes on EBIT (11,970) (2,164) (3,525) (3,598) Depreciation & Amortization 6,468 6,373 6,571 6,810 (Increases)/Decreases in Working Capital (14,471) 7,161 (1,223) (2,562) Capital Expenditures (5,240) (4,490) (4,440) (4,190) Unlevered Free Cash Flow $4,712 $12,290 $6,195 $5,455 Assumed Tax Rate 40.0% 40.0% 40.0% 40.0% Discount Factor at 12% Discount Rate 0.9449 0.8437 0.7533 0.6726 Present Value of Unlevered Free Cash Flow $4,452 $10,369 $4,667 $3,669 EBIT Margin 11.3% 2.4% 4.0% 4.0% Total Enterprise Value Based on: Exit Multiple Constant Growth Terminal Multiple (EBITDA) 6.00x Growth Rate 3.00% Exit EBITDA $15,804 Terminal Value 94,826 Discount Factor at 12% Discount Rate 0.64 Present Value of Terminal Value 60,264 Present Value of Free Cash Flows 23,157 27.76% 23,157 26.14% Present Value of Terminal Value 60,264 72.24% 65,416 73.86% Total Enterprise Value 83,421 100.00% 88,573 100.00% Less Net Debt $47,795 47,795 Equity Value $35,625 $40,778 Implied Equity Value/Share $5.03 $5.76

DCF Sensitivity Analysis

Valuation Summary ?

Valuation Summary